Mail Stop 4561

October 30, 2007

John R. Ward
Teknik Digital Arts, Inc.
P.O. Box 2800-314
Carefree, Arizona 85377

      Re: **Teknik Digital Arts, Inc.**
               Amendment No. 1 to Registration Statement on Form SB-2
               Filed on September 27, 2007
               File No. 333-143925
               Form 10-KSB for Fiscal Year Ended September 30, 2006
               File No. 000-51253

Dear Mr. Ward:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of your filing that was provided to us by counsel.

Risk Factors, page 9

1.   You have added on page 16 a risk factor that Dutchess might sell your stock short. However, as you acknowledge in your comment response letter, Section 3(c) of the Investment Agreement does not permit this. Please explain your addition of this risk factor.

2.   We refer to comment 8 of our letter dated July 20, 2007. The dilution risk factor on page 16 still does not appear to adequately address the dilutive effect of the issuances to Dutchess. At a minimum, your disclosure should include a specific dollar value for immediate dilution, based on a recent stock price that you disclose, should concisely state the assumptions that you have employed to arrive at this figure, and should address the impact that differing assumptions or actual circumstances could have. In particular, you should describe in detail how successive issuances of shares under the equity line will tend to depress the price of your common stock, thereby increasing the amount of shares which are issuable to Dutchess with each succeeding put and potentially further depressing your stock price. The risk factor should point out that, despite this increasingly

dilutive effect, Dutchess will continue to be in a position to profit from these transactions, because Dutchess will be receiving shares at a discount to market price at the time of each issuance. As this effect will increase as successive puts are consummated, investors in these shares will be subject to a potentially ever-increasing diminution of value in their holdings. Please disclose this effect clearly.

Transaction with Dutchess Private Equities Fund, Ltd., page 22

3.   We note your response to comment 11 of our letter dated July 20, 2007. Please tell us when you plan to file a Form 8-K with respect to the Dutchess agreement.

4.   We note your response to comment 12 of our letter dated July 20, 2007. Please include brief descriptions of the following provisions of the agreement with Dutchess, as previously requested, or tell us why you believe they are not material: the lock up; the material conditions to the investor's obligation to purchase shares of your common stock (including the conditions relating to listing/quoting of your shares); and the covenant against transactions with affiliates.

5.   Please tell us how you calculated the $100,000 late fee you describe in the third paragraph of this section.

6.   In your response to comment 13 of our letter dated July 20, 2007, you note that under Section 2(J) of the Investment Agreement, Dutchess is not "entitled" to purchase shares to the extent that its ownership interest would equal 5% or more of your outstanding shares. However, it is unclear how Dutchess could be entitled to purchase shares pursuant to a put exercise that must be in your sole discretion. Furthermore, in the first paragraph on page 23 of the prospectus, you disclose that Dutchess will not be "required" to purchase shares under the equity line if this limit is exceeded. This language suggests that Dutchess and Teknik may subsequently agree to sales of shares under the equity line in excess of the limitation. Given the foregoing, please provide a detailed analysis in your response letter as to why you believe that the equity line is consistent with the guidelines set forth in Section 4S of the March 1999 Supplement to our Manual of Publicly Available Telephone Interpretations, available at www.sec.gov.

7.   We refer to comment 17 of our letter dated July 20, 2007. In your response to that comment, you state that the company and Dutchess have amended the Investment Agreement, but you do not appear to have filed the amendment as an exhibit to the registration statement. Please file the amendment as an exhibit to your registration statement. Please also disclose in the prospectus the material

terms of the amendment, and how the amendment modifies the agreement of the parties, to the extent you have not already done so.

Plan of Distribution, page 24

8.   We refer to comment 23 of our letter dated July 20, 2007. You do not appear to have deleted the disclosure appearing in the second full paragraph on page 26, as stated in your response letter.

Undertakings, page II-4

9.   We refer to comment 25 of our letter dated July 20, 2007. In that comment, we noted that the "proviso" in paragraph 1(b) is not applicable to your filing. In response, you deleted paragraph 1(b) in its entirety. Please include the entire undertaking set forth in Item 512(a)(1) of Regulation S-B.

Form 10-KSB for Fiscal Year Ended September 30, 2006

Item 5. Market for Common Stock and Related Stockholder Matters, page 8

10.   We refer to comment 29 of our letter dated July 20, 2007. Please tell us how you intend to address this comment as it relates to your Form 10-KSB. Also, you still do not appear to have included all of the disclosure required by Item 201 of Regulation S-B in your Form SB-2. Please tell us where this disclosure appears in your prospectus.

        As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

Please address all questions to David L. Orlic at (202) 551-3503, or, if you require further assistance, to me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile: (602) 253-8129
        Gregory R. Hall, Esq.
        Squire, Sanders & Dempsey L.L.P.